July 6, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	RanMarine Technology B.V.
Request to Withdraw Registration Statement on Form F-1/A
Filed on February 14, 2025
File No. 333-284945

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “ Securities Act”), RanMarine Technology B.V. (the “Registrant”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-284945) initially filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2025, together with all exhibits thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registrant is requesting to withdraw the Registration Statement because it has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement

In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a new registration statement.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact the Registrant’s legal counsel, Matthew P. Siracusa, Esq. of Sichenzia Ross Ference Carmel LLP, at (212) 930 9725, ext. 612.

Thank you for your assistance in this matter.

Very truly yours,

/s/ Michael Foss

Michael Foss
Chief Executive Officer and Director
RanMarine Technology B.V.

cc:	Darrin M. Ocasio, Esq., Sichenzia Ross Ference Carmel LLP
cc:	Matthew P. Siracusa, Esq., Sichenzia Ross Ference Carmel LLP